UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Optical Communication Products, Inc.

(Name of Issuer)
Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)
68382T101

(CUSIP Number)
Attn: Joseph Liu
Chief Executive Officer
Oplink Communications, Inc.
46335 Landing Parkway,
Fremont, CA 94538
(510) 933-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 31, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

     This Final Amendment to Schedule 13D (this “Amendment”) is being filed by Oplink Communications, Inc. (the “Reporting Person”) and amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission on May 2, 2007, as amended by Amendment No. 1 thereto filed on June 25, 2007 (as so amended, the “Schedule 13D”), relating to the common stock, par value 0.001 per share, of Optical Communication Products, Inc. (the “Issuer” or “OCP”). Capitalized terms not defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.
Item 3. Source and Amount of funds or Other Consideration
     The disclosure in Item 3 is hereby supplemented by adding the following after the last paragraph thereof:
     On October 31, 2007, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into OCP, with OCP continuing as the surviving corporation. Generally, at the effective time of the Merger, (i) each share of OCP common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in the treasury of OCP, or by Parent or its affiliates immediately prior to the effective time of the Merger, or held by stockholders who properly exercised appraisal rights under Delaware law) was automatically converted into the right to receive $1.65 in cash, without interest, (ii) the separate existence of Oplink Acquisition Corporation ceased, and (iii) OCP became a wholly-owned subsidiary of Oplink.
     As a result of the Merger, the registration of OCP’s common stock under the Securities Exchange Act of 1934, as amended, was terminated upon application to the Securities and Exchange Commission, and OCP’s common stock is no longer listed on any quotation system or exchange, including the NASDAQ Global Market.
Item 4. Purpose of Transaction
     The last paragraph of Item 3 above is hereby incorporated by reference in its entirety into this Item 4.
Item 5. Interest in Securities of the Issuer
     The last paragraph of Item 3 above is hereby incorporated by reference in its entirety into this Item 5.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The last paragraph of Item 3 above is hereby incorporated by reference in its entirety into this Item 6.

Schedule 13D

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2007
Date

/s/ Joseph Y. Liu
Signature

Joseph Y. Liu, Chief Executive Officer
Name/Title